Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

08000361

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date 17 January 2008

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing

Kay Amelungse

PROCESSED
JAN 25 2008
THOMSON
FINANCIAL

Enclosures

17.01.2008 - Dr. Klaus Pohle
Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

17.01.2008 - Antoine Jeancourt-Galgnani
Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

Hypo Real Estate
GROUP

Directors' Dealings

17.01.2008 - Dr. Klaus Pohle

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

Publication date:	17. January 2008
Name of the person subject to the disclosure requirement:	Dr Klaus Pohle
Position:	Member of the Supervisory Board
Description of financial instrument:	Discount certificate on Hypo Real Estate Holding AG bearer shares
ISIN / WKN of financial instrument:	CB6UMF
Type of transaction:	Buy
Date of transaction:	16 January 2008
Place of transaction:	EUWAX Stuttgart
Currency	EUR
Price:	20.00
Number of items:	2500
Total amount traded:	50000
In case of derivatives	
Description of underlying financial instrument, ISIN / WKN:	Shares of Hypo Real Estate Holding AG ISIN: DE0008027707
Strike price:	22.20 EUR
Price multiplier:	
Expiration date:	19.03.2009
Explanation for publication:	
Issuer	Hypo Real Estate Holding AG Unsöldstrasse 2 80538 München Deutschland

Hypo Real Estate
HOLDING

Hypo Real Estate
GROUP

Directors' Dealings

17.01.2008 - Antoine Jeancourt-Galignani

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

Publication date:	17 January 2008
Name of the person subject to the disclosure requirement:	Antoine Jeancourt-Galignani
Position or function of that person:	Member of the Supervisory Board
Description of financial instrument:	Ordinary shares of Hypo Real Estate Holding AG
ISIN / WKN of financial instrument:	DE0008027707 / 802 770
Type of transaction:	Buy
Date of transaction:	16 January 2008
Place of transaction:	Düsseldorf
Currency	EUR
Price:	22.06
Number of items:	1500
Total amount traded:	33090
In case of derivatives	
Description of underlying financial instrument, ISIN / WKN:	
Strike price:	
Price multiplier:	
Expiration date:	
Explanation for publication:	
Issuer	Hypo Real Estate Holding AG Unsöldstrasse 2 80538 München Deutschland ISIN: DE0008027707 Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München, Stuttgart

END

Hypo Real Estate
HOLDING